Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-138955

April 13, 2007

INTERACTIVE BROKERS GROUP, INC.

Free Writing Prospectus

Preliminary Financial Results for the Quarter Ended March 31, 2007

We are providing you with the following updated information in connection with our initial public offering of shares of common stock.

We are currently in the process of finalizing our combined financial results for the quarter ended March 31, 2007, and therefore final results are not yet available.  We have provided below our preliminary expectations as to certain operating results for the quarter ended March 31, 2007.  These preliminary expectations are presented on a combined basis after giving pro forma effect to the Recapitalization (as defined in the above-referenced Registration Statement), the consummation of our initial public offering of shares of common stock and the application of the net proceeds from such offering to purchase IBG LLC membership interests from IBG Holdings LLC, each as described in the Registration Statement.  These preliminary expectations are based upon management estimates and are subject to quarterly review procedures and final recommendations and adjustments. Our operating results for the quarter ended March 31, 2007 have not been reviewed or audited by our independent registered public accounting firm. Our independent public accounting firm will be reviewing our financial statements for the quarter ended March 31, 2007, and such review could result in changes to the preliminary expectations indicated below.

We expect total net revenues to be between $318 million and $338 million for the quarter ended March 31, 2007, compared to total net revenues of $1.25 billion for the year ended December 31, 2006.  We expect income before income tax to be between $181 million and $192 million for the quarter ended March 31, 2007, compared to income before income tax of $761.6 million for the year ended December 31, 2006. We expect pro forma basic and diluted earnings per share both to be between $0.29 and $0.31, respectively, for the quarter ended March 31, 2007, compared to pro forma basic and diluted earnings per share of $1.22 and $1.21, respectively, for the year ended December 31, 2006.  Unexpectedly heavy options activity in advance of certain corporate announcements adversely impacted our market making operations during the quarter ended March 31, 2007.

Operating results for the quarter ended March 31, 2007 are not necessarily indicative of the results to be expected in future periods.

The foregoing expectations constitute forward-looking statements.  This information should be read in conjunction with the information contained in our latest Registration Statement on Form S-1 (Amendment No. 2), filed with the Securities and Exchange Commission on April 4, 2007, and specifically in conjunction with our financial statements and our Management's Discussion and Analysis of Financial Condition and Results of Operations included therein and with our discussion of forward-looking statements included therein under the caption "Forward-Looking Statements." We cannot assure you that our final results for the quarter ended March 31, 2007 will be consistent with the foregoing expectations.

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The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company will make the latest prospectus available at ipo.interactivebrokers.com.